UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 3, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 3, 2014, announcing the settlement of pending litigation between STMicroelectronics N.V. and Tessera Technologies, Inc.

PRESS RELEASE

PR N° C2764C

STMicroelectronics and Tessera Settle Pending Litigation

SAN JOSE, Calif. & GENEVA, Switzerland – September 3, 2014 – STMicroelectronics NV (NYSE: STM) and Tessera Technologies, Inc. (NASDAQ:TSRA) announced today that they reached a settlement of all outstanding claims and litigation between them.

STMicroelectronics, Inc., STMicroelectronics N.V., and Tessera, Inc. agreed to dismiss all claims and counterclaims pending in the United States District Court for the Northern District of California with prejudice. The terms and conditions of the agreement between the companies are confidential.

About Tessera
Tessera Technologies, Inc. and its subsidiaries generate revenue from licensing to manufacturers and other implementers that use the Company’s technology in areas such as mobile computing and communications, memory and data storage, and 3-D Integrated Circuit technologies. For more information call 1.408.321.6000 or visit www.tessera.com.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life augmented. In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

Tessera Technologies, Inc.
Robert Andersen, 408-321-6779
Executive Vice President and Chief Financial Officer

The Piacente Group | Investor Relations
Don Markley, 212-481-2050
Glenn Garmont, 212-481-2050
Investor Relations
tessera@tpg-ir.com

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com
MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: September 3, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services